UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13e
OF THE SECURITIES EXCHANGE ACT OF 1934

DVL, INC.
______________________________________________
(Name of the Issuer)

DVL, INC.
ALAN E. CASNOFF
______________________________________________
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value
______________________________________________
(Title of Class of Securities)

___________________233347103_________________
 (CUSIP Number of Class of Securities)

Alan E. Casnoff
President and Chief Executive Officer
DVL, INC.
70 E. 55th Street
New York, New York 10022
(212) 350-9900
______________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Louis N. Marks, Esq.
Montgomery, McCracken, Walker & Rhoads, LLP
123 South Broad Street
Avenue of the Arts
Philadelphia, PA 19109
(215) 772-1500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$6,267,848	$ 447

*Calculated solely for the purposes of determining the filing fee.  The transaction valuation assumes the payment for 44,770,345 shares of Common Stock of the subject Company at $0.14 per share in cash.

**The amount of the filing fee, calculated, in accordance with Rule 0-11(b) and the Commission’s Fee Rate Advisory for Fiscal Year 2010, equals .0000713 ($71.30 per million dollars) multiplied by the Total Transaction Value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $447 Form or Registration No.: Schedule 13e-3, file No. 005-37902	Filing Party: DVL, Inc. and Alan E. Casnoff Date Filed: October 26, 2010

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 4 amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed on October 26, 2010, and amended by Amendment No 1. filed on December 10, 2010, Amendment No. 2 filed on December 23, 2010 and Amendment No. 3 filed on December 30, 2010 (as amended, the “Schedule 13E-3”) and is being filed by DVL, Inc., a Delaware corporation (“DVL” or the “Company”), in connection with its going private transaction. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13e-3 solely to report the results of the Rule 13e-3 transaction described below.

At the Special Annual Meeting of stockholders held on January 28, 2011, a majority of the issued and outstanding shares of DVL’s common stock approved an amendment to the Company’s Certificate of Incorporation to effect a 1-for-7,500 reverse stock split (the “Reverse Stock Split”). On February 7, 2011, DVL filed a Certificate of Amendment to its Certificate of Incorporation with the Delaware Secretary of State to effect the Reverse Stock Split. As a result of the Reverse Stock Split, every 7,500 shares of pre-split Common Stock issued and outstanding on February 7, 2011, the effective date of the Reverse Stock Split, was converted into one post-split share of Common Stock, $0.01 par value per share (the “Common Stock”).  Following the Reverse Stock Split, the total number of shares of Common Stock outstanding will be reduced to approximately six thousand shares.

As a result of the Reverse Stock Split, holders of certificates representing shares of pre-split Common Stock prior to the effective date have the right to receive, upon surrender of those certificates, post-split shares of Common Stock at the ratio of one share of post-split Common Stock for every 7,500 shares of pre-split Common Stock.  No fractional shares will be issued in connection with the Reverse Stock Split.  Instead, holders of pre-split shares of Common Stock who otherwise would have received fractional shares will receive an amount in cash equal to $0.14 per pre-split share.

Based on the information available to the Company as of the date hereof, the Reverse Stock Split reduced the number of record holders of the Common Stock (as defined by Rule 12g5-1 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) to 218. The Company will file a Form 15 with the Securities and Exchange Commission (the “SEC”) on February 8, 2011 to terminate registration of the Common Stock under Section 12(g) of the 1934 Act and to suspend its reporting obligations under the 1934 Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC will be suspended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DVL, INC.

By:	/s/ Alan E. Casnoff
Name: Alan E. Casnoff Title: President and Chief Executive Officer Dated: February 7, 2011

Alan E. Casnoff

By:	/s/ Alan E. Casnoff
Dated: February 7, 2011